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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.           )*

Earth Biofuels, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
27031F102
(CUSIP Number)
RG Capital Management, L.P.
Attn: Gerald Stahlecker
3 Bala Plaza - East, Suite 501
251 St. Asaph’s Road
Bala Cynwyd, PA 19004
(610) 617-5900
With a Copy to:
Eric R. Markus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
(202) 663-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27031F102

1	NAMES OF REPORTING PERSONS:
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	Warrant to purchase up to 375,000 shares of Common Stock;
Series A Warrant to purchase up to 862,069 shares of Common Stock;
$5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

Warrant to purchase up to 375,000 shares of Common Stock;
Series A Warrant to purchase up to 862,069 shares of Common Stock;
$5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Warrant to purchase up to 375,000 shares of Common Stock;
Series A Warrant to purchase up to 862,069 shares of Common Stock;
$5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.99%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Items 4 and 5(a) hereof.

CUSIP No.	27031F102

1	NAMES OF REPORTING PERSONS:
RG Capital Management, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	Warrant to purchase up to 375,000 shares of Common Stock;
Series A Warrant to purchase up to 862,069 shares of Common Stock;
$5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

Warrant to purchase up to 375,000 shares of Common Stock;
Series A Warrant to purchase up to 862,069 shares of Common Stock;
$5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Warrant to purchase up to 375,000 shares of Common Stock;
Series A Warrant to purchase up to 862,069 shares of Common Stock;
$5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.99%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[2]	See Items 4 and 5(a) hereof.

CUSIP No.	27031F102

ITEM 1.	SECURITY AND ISSUER
     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Earth Biofuels, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 3001 Knox Street, Suite 403, Dallas, TX 75205.

ITEM 2.	IDENTITY AND BACKGROUND
     (a) The names of the persons filing this statement on Schedule 13D are Radcliffe SPC, Ltd. for and on behalf of its Class A Segregated Portfolio (“Radcliffe”) 3 and RG Capital Management, L.P. (“RG Capital”). Radcliffe and RG Capital are referred to herein collectively as the “Reporting Persons.” The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons (or any of the persons referred to on Exhibits 99.1 and 99.2) is the beneficial owner of any shares of Common Stock for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder or otherwise. RG Capital disclaims beneficial ownership of securities held by Radcliffe.
     (b) The principal business address for Radcliffe is c/o SEI Investments Global Fund Services, Ltd., Styne House, Upper Hatch Street, Dublin 2 Ireland. The principal business address for RG Capital is 3 Bala Plaza-East, Suite 501, 251 St. Asaph’s Road, Bala Cynwyd, PA 19004.
     (c) Radcliffe is a private investment fund primarily engaged in the business of investing in securities. RG Capital is primarily engaged in the business of acting as investment manager for Radcliffe. Exhibit 99.1 lists the name of the directors of Radcliffe and their business addresses and principal occupations. Exhibit 99.2 lists the names of the managers of RG Capital, their business addresses and principal occupations.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Radcliffe is a Caymans Islands segregated portfolio company. RG Capital is a Delaware limited partnership.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Radcliffe paid the Issuer $2,500,000 to acquire a convertible note (the “Bridge Note”) and received a warrant to purchase Common Stock exercisable for up to 375,000 shares (the “Bridge Warrant”) pursuant to a Securities Purchase Agreement dated June 7, 2006. Upon the closing of the Securities Purchase Agreement dated June 7, 2006, Radcliffe, the other lenders under that agreement and the Issuer entered into a Registration Rights Agreement pursuant to which the Issuer agreed to provide certain registration rights with respect to the

[3]	The Class A Segregated Portfolio was formerly known as the “Class A Convertible Crossover Segregated Portfolio.”

CUSIP No.	27031F102
shares of Common Stock issuable upon conversion of the Bridge Note and exercise of the Bridge Warrant under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder, and applicable state securities laws.
     Radcliffe paid the Issuer $5,000,000 to acquire a senior convertible note (the “8% Senior Convertible Note”) and a Series A warrant to purchase Common Stock exercisable for up to 862,069 shares (the “Series A Warrant” and, together with the Bridge Warrant, the “Warrants”) 4 pursuant to a Securities Purchase Agreement dated July 24, 2006. Upon the closing of the Securities Purchase Agreement dated July 24, 2006, Radcliffe, the other lenders under that agreement (collectively, the “Noteholders”) and the Issuer entered into a Registration Rights Agreement pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the 8% Senior Convertible Note and exercise of the Series A Warrant under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.
     A portion of the consideration paid by Radcliffe in connection with the purchase of the 8% Senior Convertible Note was through the surrender of the Bridge Note together with accrued but unpaid interest thereon. Funds for the purchase of the Bridge Note, the 8% Senior Convertible Note and the Warrants were derived from general working capital and margin account borrowings made in the ordinary course of business.
     On March 13, 2007, Radcliffe delivered an Event of Default Redemption Notice (as defined in the Note) to the Issuer (the “Event of Default Notice”), which set forth certain Events of Default (as defined in the Note) of the Company that had occurred. The Events of Default required the Company to redeem the entire 8% Senior Convertible Note in full at the aggregate Event of Default Redemption Price (as defined in the Note) of approximately $8 million. On March 23, 2007, the Reporting Persons commenced suit against the Issuer in the United States District Court for the Southern District of New York alleging among other things, (1) the Issuer’s failure to disclose to Radcliffe material facts related to a transaction involving its primary shareholder; (2) its failure to register securities as required by the July 24, 2006 Registration Rights Agreement; and (3) its failure to pay interest as, when and in the amount due. Notwithstanding the Event of Default notice and the lawsuit described above, the Issuer has not redeemed the 8% Senior Convertible Note as of the date of this filing and the failure to repay the Note also constitutes an Event of Default thereunder. In addition, certain of the Noteholders have endeavored to negotiate with the Issuer a resolution of its various defaults; however, upon information and belief, they have been unable to reach any definitive agreement with the Issuer as of the date of this Schedule 13D filing.
     On May 21, 2007, the Issuer filed a Quarterly Report on Form 10-QSB for the period ended March 31, 2007, which states that the Issuer “entered into a Forbearance and Amended agreement in the aggregate amount of $63,000,000 with the [Noteholders] whereby all default interest, interest penalties and registration right penalties [under the 8% Senior Convertible Notes] were removed and replaced with an interest premium. The agreement provides for a principal payment in the amount of $25 million on June 30, 2007, with the balance due on August 31, 2007 totaling $38 million.” This statement is not correct. The Reporting Persons did not enter into a Forbearance and Amended agreement with the Issuer and, upon information and belief, none of the other Noteholders had entered into a Forbearance and Amended agreement with the Issuer either as of May 21, 2007 or as of the date of this Schedule 13D filing. On June 13, 2007, the Issuer filed a Form 10QSB/A which

[4]	Radcliffe also received a Series B warrant to purchase Common Stock exercisable for up to 862,069 shares (the “Series B Warrant”) in connection with the July 24, 2006 transaction. The Series B Warrant, however, is not presently exercisable and can only become exercisable if and to the extent that the Issuer forces conversion of the 8% Senior Convertible Note prior to maturity, a right which the Issuer presently does not have.

CUSIP No.	27031F102
stated, among other things, that “[i]t has been determined subsequent to the filing of the Company’s first quarter [Form 10QSB] that an agreement has not yet been reached on the forbearance, and as such, the Company has restated its quarterly report to include interest and registration penalties according to the original Securities Purchase Agreements dated July 24, 2006 and August 11, 2006, respectively.”

ITEM 4.	PURPOSE OF TRANSACTION
     Radcliffe acquired the Bridge Note, the 8% Senior Convertible Note and the Warrants for investment purposes in the ordinary course of business because the Reporting Persons believed these securities represented an attractive investment opportunity. Radcliffe’s beneficial ownership of Common Stock of the Issuer is subject to the Blocker described below in Item 5(a). Although Radcliffe is acting in its capacity as a creditor of the Issuer and not in its capacity as a potential equity holder, and although the Reporting Persons believe that, in any event, the Blocker described below would preclude them (and any group they may be or become a part of) from being deemed to have acquired beneficial ownership of more than 4.99% of the equity securities of the Issuer, the Reporting Persons have elected to file this Schedule 13D at this time out of an excess of caution.
     By reason of the occurrence of certain “Events of Default,” as described above, the Issuer’s obligations to Radcliffe have been accelerated and debt currently due and owing by the Issuer to Radcliffe now exceeds $8,500,000. Likewise, upon information and belief, the Issuer’s obligations to the other Noteholders have been accelerated. Certain of the Noteholders, acting in their capacity as creditors of the Issuer, have decided to enforce their respective and collective rights and remedies under the 8% Senior Convertible Notes, applicable state law and/or federal bankruptcy law, by the filing of an involuntary petition under chapter 7 of the United States Bankruptcy Code. The involuntary petition was filed on July 11, 2007 in the U.S. Bankruptcy Court for the District of Delaware.
     By virtue of such actions, such Noteholders may be deemed to have formed a “group” for purposes of Rule 13d-5(b)(1) promulgated under the 1934 Act; however, each of the Reporting Persons expressly disaffirms the existence of a group with regard to the Common Stock (or any securities convertible into or exercisable for Common Stock). None of the Reporting Persons has any plans or proposals to convert the outstanding principal of the 8% Senior Convertible Note into Common Stock or to exercise the Warrants or to exercise any remedy available to such Reporting Person by virtue of such Reporting Person’s beneficial ownership of equity securities of the Issuer and all of the foregoing actions which have been or may be taken by the Noteholders solely relate to the exercise of the Noteholders’ rights as creditors of the Issuer in respect of their 8% Senior Convertible Notes.
     Certain of the other Noteholders have filed separately their own Schedule 13D with respect to the Issuer. Each of the Reporting Persons disclaims beneficial ownership of any securities owned by the other Noteholders.
     Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations or (iv) exercise its rights, if any, as holders of the Notes and Warrants (and/or the Series B Warrant).

CUSIP No.	27031F102
     In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time. In addition, the Reporting Persons may review and seek to challenge the enforceability of the Consent Judgment and Settlement Agreement entered into by the Company on June 15, 2007, which was reported in a Form 8-K filed by the Company on July 5, 2007.
     Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
     (a) Each of the Reporting Persons may be deemed to beneficially own (i) 375,000 shares of Common Stock issuable to Radcliffe upon exercise of the Bridge Warrant, (ii) 862,069 shares of Common Stock issuable to Radcliffe upon exercise of the Series A Warrant and (iii) 1,724,138 shares of Common Stock issuable to Radcliffe upon conversion of the outstanding principal of the 8% Senior Convertible Note. The shares of Common Stock issuable to Radcliffe upon conversion of the 8% Senior Convertible Note and upon exercise of the Warrants collectively represent approximately 1.19% of the Issuer’s total outstanding Common Stock (based on 246,017,970 shares of Common Stock issued and outstanding as of May 15, 2007 as reported in the Issuer’s Quarterly Report on Form 10-QSB for the period ended March 31, 2007). Neither the Warrants nor the 8% Senior Convertible Note (nor the Series B Warrant) may be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of shares of Common Stock then issued and outstanding (all of the foregoing, the “Blocker”).
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of (i) 375,000 shares of Common Stock issuable to Radcliffe upon exercise of the Bridge Warrant, (ii) 862,069 shares of Common Stock issuable to Radcliffe upon exercise of the Series A Warrant and (iii) 1,724,138 shares of Common Stock issuable to Radcliffe upon conversion of the outstanding principal of the 8% Senior Convertible Note.

CUSIP No.	27031F102
     (c) None of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty days.
     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Radcliffe.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Except as otherwise set forth herein (or incorporated herein by reference), the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
     The following documents are filed as appendices and exhibits:

Exhibit 99.1:	Information regarding directors and executive officers of Radcliffe SPC, Ltd.

Exhibit 99.2:	Information regarding managers of RG Capital Management, L.P.

Exhibit 99.3:	Joint Filing Agreement

Exhibit 99.4:	Securities Purchase Agreement, dated as of June 7, 2006, by and between Earth Biofuels, Inc. and the purchasers listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on June 12, 2006)

Exhibit 99.5:	8% Senior Convertible Note issued by Earth Biofuels, Inc., dated as of June 7, 2006, issued in favor of Radcliffe (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on June 12, 2006)

Exhibit 99.6:	Warrant to Purchase Common Stock of Earth Biofuels, Inc., dated as of June 7, 2006, issued in favor of Radcliffe (incorporated by reference to Exhibit 4.7 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on June 12, 2006)

Exhibit 99.7	Registration Rights Agreement, dated as of June 7, 2006, by and between Earth Biofuels, Inc. and the purchasers listed on Exhibit A thereto (incorporated by reference to Exhibit 4.8 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on June 12, 2006)

Exhibit 99.8	Securities Purchase Agreement, dated as of July 24, 2006, by and between Earth Biofuels, Inc. and the purchasers listed on the schedule of buyers (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on July 25, 2006)

Exhibit 99.9	Registration Rights Agreement, dated as of July 24, 2006, by and between Earth Biofuels, Inc. and the purchasers listed on Exhibit A thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on July 25, 2006)

CUSIP No.	27031F102

Exhibit 99.10	Form of 8% Senior Convertible Note issued by Earth Biofuels, Inc., dated as of July 24, 2006 (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on July 25, 2006)

Exhibit 99.11	Form of Warrant to Purchase Common Stock of Earth Biofuels, Inc., dated as of July 24, 2006 (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on July 25, 2006)

Exhibit 99.12	Event of Default Redemption Notice, dated March 13, 2007, from Radcliffe to Earth Biofuels, Inc.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio
By:	RG Capital Management, L.P.
	By:	RGC Management Company, LLC

		By:	/s/ Gerald F. Stahlecker

Gerald F. Stahlecker
Managing Director
			Date:	July 13, 2007

RG Capital Management, L.P.
By:	RGC Management Company, LLC

	By:	/s/ Gerald F. Stahlecker

Gerald F. Stahlecker
Managing Director
		Date:	July 13, 2007